# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



## FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

**Commission File Number** 0-27918

## CENTURY ALUMINUM 401(k) PLAN



2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)

# CENTURY ALUMINUM 401(k) PLAN

## TABLE OF CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and
Participants of the Century Aluminum 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 10, 2002

# CENTURY ALUMINUM 401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2001 AND 2000

| | 2001 | | | | | 2000 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Century Aluminum Stock (Supplemental) | Century Aluminum Stock Non-Participant Directed (Supplemental) | Mutual Funds (Supplemental) | Participant Loans (Supplemental) | Total | Century Aluminum Stock (Supplemental) | Century Aluminum Stock Non-Participant Directed (Supplemental) | Mutual Funds (Supplemental) | Participant Loans (Supplemental) | Total |
| **ASSETS** | | | | | | | | | | |
| INVESTMENTS: | | | | | | | | | | |
| Investments in mutual funds | $ - | $ - | $ 8,440,720 | $ - | $ 8,440,720 | $ - | $ - | $ 7,210,477 | $ - | $ 7,210,477 |
| Century Aluminum Stock | 362,515 | 756,792 | - | - | 1,119,307 | 208,676 | 466,075 | - | - | 674,751 |
| Participant loans | - | - | - | 135,096 | 135,096 | - | - | - | 139,133 | 139,133 |
| Total investments | 362,515 | 756,792 | 8,440,720 | 135,096 | 9,695,123 | 208,676 | 466,075 | 7,210,477 | 139,133 | 8,024,361 |
| RECEIVABLES: | | | | | | | | | | |
| Employer contributions | - | - | 92,952 | - | 92,952 | - | - | - | - | - |
| Total receivables | - | - | 92,952 | - | 92,952 | - | - | - | - | - |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 362,515 | $ 756,792 | $ 8,533,672 | $ 135,096 | $ 9,788,075 | $ 208,676 | $ 466,075 | $ 7,210,477 | $ 139,133 | $ 8,024,361 |

See notes to financial statements.

# CENTURY ALUMINUM 401(k) PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | | | | | 2000 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Century Aluminum Stock (Supplemental) | Century Aluminum Stock Non-Participant Directed (Supplemental) | Mutual Funds (Supplemental) | Participant Loans (Supplemental) | Total | Century Aluminum Stock (Supplemental) | Century Aluminum Stock Non-Participant Directed (Supplemental) | Mutual Funds (Supplemental) | Participant Loans (Supplemental) | Total |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | $ 208,676 | $ 466,075 | $ 7,210,477 | $ 139,133 | $ 8,024,361 | $ 293,197 | $ 482,814 | $ 7,594,156 | $ 149,044 | $ 8,519,211 |
| ADDITIONS: | | | | | | | | | | |
| Investments income: | | | | | | | | | | |
| Interest and dividends | 3,923 | 9,172 | 105,529 | 11,805 | 130,429 | 3,324 | 7,189 | 789,240 | 11,623 | 811,376 |
| Net appreciation (depreciation) in fair value | 78,008 | 78,562 | (1,494,892) | - | (1,338,322) | (38,851) | (119,109) | (1,651,761) | - | (1,809,721) |
| Net investment income (loss) | 81,931 | 87,734 | (1,389,363) | 11,805 | (1,207,893) | (35,527) | (111,920) | (862,521) | 11,623 | (998,345) |
| Employee contributions | 138,970 | - | 2,621,168 | - | 2,760,138 | 15,964 | - | 626,404 | - | 642,368 |
| Employer contributions | 10,545 | 229,818 | 219,252 | - | 459,615 | 4,016 | 120,193 | 116,201 | - | 240,410 |
| Total additions (deductions) | 231,446 | 317,552 | 1,451,057 | 11,805 | 2,011,860 | (15,547) | 8,273 | (119,916) | 11,623 | (115,567) |
| DEDUCTIONS: | | | | | | | | | | |
| Benefit payments | 2,178 | 26,828 | 203,291 | - | 232,297 | 169 | 24,980 | 354,134 | - | 379,283 |
| Net transfers | 75,429 | 7 | (75,429) | 15,842 | 15,849 | 68,805 | 32 | (90,371) | 21,534 | - |
| NET CHANGE | 153,839 | 290,717 | 1,323,195 | (4,037) | 1,763,714 | (84,521) | (16,739) | (383,679) | (9,911) | (494,850) |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $ 362,515 | $ 756,792 | $ 8,533,672 | $ 135,096 | $ 9,788,075 | $ 208,676 | $ 466,075 | $ 7,210,477 | $ 139,133 | $ 8,024,361 |

See notes to financial statements.



5

# CENTURY ALUMINUM 401(k) PLAN

## NOTES TO FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2001 AND 2000

## 1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum 401(k) Plan (the "Plan") (formerly The Century Aluminum of West Virginia, Inc. Salaried Employee Defined Contribution Retirement Plan and the Ravenswood Aluminum Corporation Salaried Employee Defined Contribution Retirement Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***General*** - The Plan, established June 1, 1989, is a defined contribution plan for all salaried employees of Century Aluminum Company and Century Aluminum of West Virginia, Inc. (the "Company") (formerly known as Ravenswood Aluminum Corporation), effective April 1, 2001, all salary and hourly employees of Century Aluminum of Kentucky, LLC (formerly known as NSA/Southwire Corporation) and all other employees who are not covered by a labor agreement with the Company. The employees of Century Aluminum of Kentucky, LLC were not permitted to transfer any funds to the Plan until after January 1, 2002. As of May 31, 2002, Century Aluminum of Kentucky, LLC participants have transferred $2,784,886 to the Plan. As chosen by Plan management, Putnam Fiduciary Trust Company serves as trustee to the Plan.

***Retirement Benefits*** - Plan participants can elect to have the Company defer up to 15% of their compensation subject to limitations as determined by Internal Revenue Service regulations for the purpose of making pre-tax contributions to the Plan. From January 1, 1995 to June 30, 1996 the Company made matching contributions equal to 50% of the aggregate contributions made for each participant, on the first 6% of their annual compensation contributed to the Plan. Subsequent to June 30, 1996, the Company increased the matching contribution percentage to 60% on the first 6%. Contributions made by the Company are allocated 50% to Century Aluminum Stock and 50% by fund in proportion to the participants' contribution election. Company contributions are fully vested following the completion of two years of service for salaried participants or on a graduated basis through five years of service for other participants or upon death, disability or retirement for all participants.

Participants may elect to have their contributions invested in one or all of the following funds: PIMCO Total Return Fund, Putnam Growth Opportunities Fund, Putnam Research Fund, Putnam Equity Income Fund, George Putnam Fund of Boston, Putnam Vista Fund, Putnam Diversified Income Trust, Putnam New Opportunities Fund, Putnam International Growth Fund, Putnam Classic Equity Fund Class A and Century Aluminum Company Stock, and Putnam Money Market Fund. Pre-tax participant contributions are fully vested and nonforfeitable. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½ or earlier in the case of retirement, death, termination or hardship.

***Participant Loans*** - Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or the greater of: the participant's vested interest or $10,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans bear interest at the prime interest rate plus 1% as determined quarterly by the plan administrator. Interest rates ranged from 4.75% to 9.5% as of December 31, 2001 and from 8.75% to 9.5% as of December 31, 2000. Principal and interest is paid ratably through monthly payroll deductions.

***Forfeited Accounts*** - In 2001 and 2000, employer contributions were reduced by $1,112 and $7,551, respectively, from forfeited nonvested accounts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

***Investments*** - The Plan's investments are reported at fair value. Investments in mutual funds are stated at the funds' net asset values per share on the last business day of the Plan's year end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

***Expenses*** - Expenses of the Plan are paid by the Company.

***Accounting Estimates*** - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the financial statement date and the reported amounts of additions and deductions for the reporting period. Actual amounts could differ from those estimates.

***New Accounting Standard*** - Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. In June 2000, SFAS No. 138 was issued which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Plan adopted SFAS No. 133, as amended, on January 1, 2001. The adoption of SFAS No. 133, as amended, did not have a material impact on the Plan's financial statements.

## 3. DESCRIPTION OF INVESTMENT ACCOUNTS

During the 2001 and 2000 plan years, the investment election options available to participants were the following mutual funds:

*PIMCO Total Return Fund* - This is a core bond fund that seeks to out perform the Lehman Brothers Aggregate Bond Index.

*Putnam Growth Opportunities Fund* - This fund seeks capital appreciation by investing mainly in stocks of very large, highly competitive growth companies.

*Putnam Research Fund* - This fund seeks capital appreciation by investing mainly in stocks of large U.S.-based companies that represent the strongest recommendations by Putnam research analysts.

*Putnam Equity Income Fund* - This fund seeks current income with capital growth as a secondary goal by inserting mainly in stocks that have the potential to consistently pay above average dividends as well as the potential to grow in value over time.

*George Putnam Fund of Boston* - This fund invests in stocks and bonds which provide for capital growth and current income.

*Putnam Vista Fund* - This fund invests in common stocks of large and small companies which provide for capital growth potential.

*Putnam Diversified Income Trust* - This fund invests in fixed income securities that provide current income consistent with the preservation of capital.

*Putnam New Opportunities Fund* - This fund invests in common stocks that provide long-term growth potential.

*Putnam International Growth Fund* - This fund invests in equity securities of companies located outside of North America.

*Putnam Classic Equity Fund Class A* - This fund invests in common stocks that offer potential for capital growth; current income is a secondary objective.

*Putnam Money Market Fund* - This fund invests in high quality money market instruments for liquidity and seeks to obtain a high rate of current income.

In addition, participants may elect to invest in the common stock of Century Aluminum Company.

## 4. INVESTMENTS EXCEEDING 5% OF NET ASSETS AVAILABLE FOR BENEFITS

The following represents the investments which exceeded 5% of net assets available for benefits as of December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| George Putnam Fund of Boston, 72,312 and 41,177 shares, respectively | $ 1,210,510 | $ 707,008 |
| Putnam Vista Fund, 144,984 and 90,843 shares, respectively | 1,252,664 | 1,182,780 |
| Putnam Diversified Income Trust, 54,305 and 40,759, respectively | 505,034 | 399,854 |
| Putnam New Opportunities Fund, 50,502 and 40,970 shares, respectively | 2,069,573 | 2,401,646 |
| Putnam International Growth Fund, 53,554 and 41,323 shares, respectively | 1,061,444 | 1,021,080 |
| Putnam Classic Equity Fund Class A, 92,249 and 70,745 shares, respectively | 1,107,913 | 919,684 |
| Century Aluminum Company Stock, 83,781 and 59,319 shares, respectively | 1,119,307 | 674,751 |
| Putnam Money Market Fund, 930,811 and 578,425 shares, respectively | 930,811 | 578,425 |

## 5. PLAN TERMINATION

In the event the Plan terminates, the participants will become 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations. It is the Company's intention to continue the Plan.

9

## 6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 28, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

# CENTURY ALUMINUM 401(k) PLAN

## SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
## DECEMBER 31, 2001

| Identity of Issue, Borrower, Lessor or Similar Party | | Description of Investment | Shares | Cost | Current Value |
|---|---|---|---|---|---|
| | * | PIMCO Total Return Fund | 13,641 | $ 144,199 | $ 146,446 |
| | * | George Putnam Fund of Boston | 72,312 | 1,215,708 | 1,210,510 |
| | * | Putnam Vista Fund | 144,984 | 1,683,286 | 1,252,664 |
| | * | Putnam Growth Opportunities Fund | 2,679 | 39,844 | 39,788 |
| | * | Putnam Research Fund | 5,117 | 68,253 | 67,899 |
| | * | Putnam Diversified Income Trust | 54,305 | 595,782 | 505,034 |
| | * | Putnam New Opportunities Fund | 50,502 | 2,765,499 | 2,069,573 |
| | * | Putnam International Growth Fund | 53,554 | 1,057,998 | 1,061,444 |
| | * | Putnam Classic Equity Fund Class A | 92,249 | 1,160,561 | 1,107,913 |
| | * | Putnam Money Market Fund | 930,811 | 930,811 | 930,811 |
| | * | Putnam Equity Income Fund | 3,306 | 49,115 | 48,638 |
| | * | Century Aluminum Company Stock | 83,781 | 1,046,279 | 1,119,307 |
| | | | | 10,757,335 | 9,560,027 |
| Participants | | Loan Fund | | | 135,096 |
| | | Total | | $ 10,757,335 | $ 9,695,123 |

* Party-in-interest.

(11)

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM 401(k) PLAN

BY: D W Beckley

David W. Beckley
Executive Vice President, Chief Financial Officer
Century Aluminum Company

DATE: June 10, 2002

12

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-07239 of Century Aluminum Company on Form S-8 of our report dated June 10, 2002, appearing in this Annual Report on Form 11-K of the Century Aluminum 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE, LLP

Pittsburgh, PA
June 10, 2002